Exhibit 99.2

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2012

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated February 26, 2013 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) was November 1, 2011; accordingly, the 2011-2012 fiscal year is the first year for which financial statements have been prepared in accordance with those new standards. They are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the year ended October 31, 2012 and related notes attached thereto (the “Audited Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal year, November 2011 to October 2012, with emphasis on the three months August to October 2012. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal source of our working capital position at the fiscal year ended October 31, 2012 being $43,391 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the fiscal year ended October 31, 2012, as in the previous two fiscal years, the joint venture continued to minimize expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $44,410 in December 2011 as our portion of the advance royalty payment for 2011. During the 2011-2012 fiscal year we expended a net $81,010 on our 60 per cent portion of JV costs. These costs are set out in Note 5 to the Audited Financial Statements. Other than the advance royalty, $36,600 was expended for assay and storage costs, contractors and geological staff and tenure carrying costs associated with the Lewis claims, as set out in Note 5.

In December 2012 the joint venture made a payment of US $75,492 for the advance royalty for 2013 indicating the intention of the partners to continue with the tenure and development of the Lewis Gold Project. Having written off the carrying costs of the project at the end of the prior 2010-2011 fiscal year, during the current fiscal year we have commenced charging continuing exploration costs for the Lewis Gold Project to our statement of comprehensive loss, classified as the operating expense Exploration expenditures.

It is important to note that management continues to regard the Lewis Gold Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. It is the joint venture’s intention to continue our tenure of this project, as evidenced by the payment in December 2012 of USD $75,492 for the advance royalty, of which the Company’s share was USD $45,295. The joint venture also made the requisite 2012 tenure maintenance payments to U.S. and State of Nevada government authorities in August 2012, maintaining the tenure in good standing.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 2 of 9

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual Audited financial statements about the Mount Kare project in Papua New Guinea, which has been fully written off in prior years. This project remains in liquidation. As set out in Note 5 to the Audited Financial Statements, in March 2012 the Company sold its interest in the Belencillo project in Panama, for share consideration as described in that note. During the fiscal year all of the shares received in consideration of the sale of the Belencillo interest were sold, as set out in Note 3, for total net cash proceeds of $67,763.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Audited Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed 23 months ago in March and April 2011, although our ability to continue similar financings on acceptable terms or at all cannot be assured. However, as set out below in the section “Liquidity”, the Company currently has a working capital deficiency and its ability to pay its current obligations as they become due depends on the willingness of certain related party creditors to not require payment of amounts accrued as payable to them.

At its stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during fiscal 2012 the Company has drawn down its total cash resources by a net $69,093 as set out in the Statement of Cash Flows, and that as at October 31, 2012 the Company’s working capital was $43,391. This is attributable to the March and April 2011 financings plus the proceeds of sales of the shares received for our Belencillo interest, net of drawdowns arising from ongoing operating activities.

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the Audited Financial Statements.

	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,
	2012	2011	2010
Total revenues(1)	$100,000	nil	nil
Net income (loss) (2)	($256,370)	($8,172,102)	($239,715)
Basic and diluted earnings (loss) per share	($0.01)	($0.21)	($0.01)
Total assets	$449,343	$603,288	$8,287,255
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:	Non-cash proceeds of shares received for property disposition as set out in Note 5 re Belencillo concession, Panama.
Note 2:	Fiscal 2011 includes a non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

During the fiscal year ended October 31, 2012, total assets decreased to $0.449 million from $0.603 million at October 31, 2011, principally due to the drawdowns in cash set out in the Statement of Cash Flows, a drawdown of receivables on the collection of commodity tax balances, net loss, and a build-up of accrued liabilities, principally owing to related parties as discussed below under Related Party Transactions. The net income or loss experienced by Madison is subject to wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 3 of 9

pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2012 we decreased our cash resources by $69,000 made up of the following: cash consumed by operations $128,000; cash proceeds from the sales of shares received on the sale of our Belencillo project $68,000 and net funds collected from our joint venture partner $9,000. The gross and net proceeds from the Belencillo disposition are non-recurring and no such inflows are expected in the current 2012-2013 fiscal year. In the comparable 2011 period, we increased our cash resources by $166,000 made up of the following: private placement financing proceeds of $395,000; $107,000 expended on the Lewis Gold Project; a net $3,000 collected from our joint venture partner; a $5,000 recovery of reclamation deposits; and $130,000 on operations.

In the 2012 fiscal year, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $36,000 for consulting, land, legal and insurance costs. In the 2011 fiscal year, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment and $52,000 in land, legal and insurance costs. Details of these costs are set out in Note 6 to the 2011 Financial Statements. In 2011 we were charged $18,000 for claim costs which were refunded to us in 2012, causing a significant variance in land costs between those two years.

During fiscal 2011-2012 we consumed the last of the proceeds from the two financings completed in March and April 2011 which are set out in the Statement of Changes in Shareholders’ Equity. Accordingly, Madison concluded the 2012 fiscal year with a very modest working capital position of $43,000, consisting principally of a cash balance of $404,000 and $389,000 in current liabilities, of which $321,000 was owing to related parties as set out in Note 8 to the Audited Financial Statements. In December 2012 we paid out USD $45,000 as our share of the advance royalty on the Lewis Project for 2012, from our cash resources. This, together with normal operating costs since the year-end, has consumed all of our working capital and left Madison with a working capital deficiency. This is discussed below under “Liquidity”.

Administrative costs for 2012 were $92,000 or 39% greater than for 2011. The largest variance was $62,000 for exploration costs on the Lewis project. In fiscal 2011 costs for this project were capitalized until a year-end impairment write-down was recognized. Other significant cost increases were for tax filing fees, salaries and office and rent costs, all arising from atypical transactions in the year, offset in part by a reduction in legal costs associated with much-reduced project activity. Among “Other Income (Expenses)” items, there were three major variances, all associated with non-recurring items: the recognition of $100,000 in non-cash share consideration on the disposition of our Belencillo project interest; a loss of $32,000 on the sales of those shares; and the absence of a very large mineral project writedown. We expect costs in fiscal 2013 to be similar to or less than in 2012 as we continue a low-budget scale of operations.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2012	2012	2012	2012	2011	2011	2011	2011
			[Note 2]		[Note 1]	[Note 1]
Total assets	$449,343	$498,947	$574,352	$531,715	$603,288	$3,962,562	$8,573,440	$8,275,964
Resource properties	nil	nil	nil	nil	nil	3,350,000	7,891,393	7,893,042
Working capital	43,391	148,777	199,213	187,995	291,154	335,530	436,180	138,983
Shareholders’ equity	60,543	169,164	222,836	214,853	321,248	3,709,576	8,354,855	8,062,542
Revenues	nil	nil	100,000	nil	nil	nil	nil	nil
Net income (loss)	(130,665)	(56,499)	34,299	(103,505)	(3,385,438)	(4,645,279)	(96,907)	(44,478)
Earnings (loss) per share	(0.01)	(0.00)	0.00	(0.00)	(0.10)	(0.11)	(0.00)	(0.00)
Accounting Basis	IFRS	IFRS	IFRS	IFRS	IFRS	Cdn GAAP	Cdn GAAP	Cdn GAAP

Note 1:	Net loss for these two quarters includes an aggregate non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 4 of 9

Note 2:	Revenue for this quarter is not in cash and arises from shares received on the disposition of our interest in the Belencillo Project in Panama set out in Notes 3 and 5 to the Audited Financial Statements.

Note on Accounting Basis

This MD&A is prepared in association with the first year of filing of the Company’s financial statements under IFRS. We have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (Cdn GAAP), the standard in effect at the times of filing MD&A for all the quarters through and including July 31, 2011, for those three quarters. The information for the years ended October 31, 2012 and 2011 has been prepared under IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

Discussion of quarterly results

During the fiscal quarter ended October 31, 2012, total assets decreased to $449,000 from $499,000 at July 31, 2012, principally due to an increase in accounts payable and accrued liabilities and a decrease in shares in Petaquilla Minerals Ltd., offset by our loss for the quarter, which now includes exploration expenses at the Lewis Gold Project. The net income or loss experienced by Madison can be and is subject to wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2012 we decreased our cash resources by $69,000 made up mainly by the $128,000 cash costs of operations, including exploration expenses at the Lewis Gold Project, offset in part by $68,000 cash proceeds from securities dispositions described in Note 3. In the comparable 2011 period, we increased cash resources by $166,000 made up principally of financing proceeds of $395,000 reduced by $103,000 expended on the Lewis Gold Project and a net $130,000 expended on operations.

In the fiscal year, the principal components of our expenditures on the Lewis Gold Project were $44,000 for the advance royalty payment, $7,000 for assays and related storage, $12,000 for contractors and geological staff, and a net $17,000 of land and legal costs. In the 2011 fiscal year, the principal components of our expenditures on the Lewis Gold Project were $41,000 for the advance royalty payment, $7,000 for assays and related storage, and $52,000 in land, legal and insurance costs. Details of our 2011 and 2012 costs are set out in Note 5 to the Audited Financial Statements. The significant variance in land and legal costs arose through the charging of $18,360 in 2011 which was refunded to us in 2012 when this cost was determined to be unlawful by the State of Nevada.

Because of proceeds from the two financings completed 18 months ago in March and April 2011, augmented by the net proceeds of the Petaquilla shares as set out in Note 3, Madison concluded the 2012 fiscal year funded with a cash balance of $404,000 and $389,000 in current liabilities (of which $321,000 is accrued in favour of certain of our directors as set out in Note 8).

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing three years ago, the Company established a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis Gold Project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs have stabilized at relatively modest levels.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada, to the material write-down recognized in the prior year, to administrative effort in support of the project, and to financings carried out.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 5 of 9

Results of Operations – Discussion of fourth fiscal quarter

Operating expenses for the quarter ended October 31, 2012 were $109,724 compared to $44,854 in the prior fiscal year’s final quarter. The increase is principally attributable to exploration expenses for the Lewis project, charged to the statement of loss in 2012 but capitalized in 2011 prior to a year-end impairment writedown in that year.

Fourth quarter operating expenses were about 50% greater than those experienced in the other three fiscal quarters, principally arising from exploration costs at the Lewis Project and in particular the payment of annual claim maintenance costs in the fourth quarter.

Liquidity

Based on its period-end working capital of $43,000, which was subsequently reduced by the payment in December of the Company’s share of the annual advance royalty amount of $45,000, Madison may reasonably be regarded as not having sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Gold Project for the current 2012-2013 fiscal year in progress, unless the related parties who are creditors in respect of $321,000 in accrued liabilities as at the fiscal year-end agree to defer their claims to be paid. If these related parties agree to thus defer their claims, Madison would have sufficient funds to meet its expenses and costs described above. Programs and budgets for 2013 for the Lewis Gold Project will conform to the funds available. The two financings completed in March and April 2011 provide some evidence of our ability to finance in recent years. Management acknowledges that current market conditions at the date of this report are significantly unfavorable to providing equity funding to junior exploration companies such as Madison.

Capital Resources

At October 31, 2012 and to the date of this report, Madison has a reasonable cash position but its working capital position is at the date of this report negative, mitigated by the fact that certain related parties who are creditors in respect of $321,000 in accrued liabilities have to date informally agreed to defer their claims to be paid. In December 2012 the joint venture made an advance royalty payment at the fifth anniversary of USD $75,492 of which Madison’s 60% share was USD $45,295. This weakened the year-end working capital position. The Company and the joint venture have no commitments for capital expenditures.

Related Party Transactions

During the year ended October 31, 2012, Madison paid or accrued salaries and benefits of $73,440 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer and of $10,000 to Ian Brown, Chief Financial Officer, for executive management services, paid or accrued a director’s fee of $6,000 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $14,350 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at October 31, 2012, accounts payable and accrued liabilities included $206,110 due to Mr. Idziszek for accrued unpaid salary, $93,100 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $11,000 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties. These related party creditors have informally agreed to withhold their claims to be paid these accrued amounts for an indefinite period, which represents a non-commercial arrangement.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and trade and other payables. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at October 31, 2012, of our total current assets of $432,191 the amount of $23,938 or 5.5 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 6 of 9

exchange risk. At October 31, 2012 we did not have material payable balances denominated in U.S. dollars.

Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.045 in the period beginning November 1, 2010 and ending on the date of this report. Current and recent market trading prices are at the low end of this range. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Gold Project for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2011-2012, 2010-2011 and 2009-2010 and only if certain related party creditors agree to defer their claims to be paid. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 7 of 9

Changes in Accounting Policies

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its first condensed consolidated interim unaudited financial statements for the three months ended January 31, 2012 using IFRS. Due to the requirement to present comparative financial information, the Company’s effective transition date is November 1, 2010.

Notes 2 and 15 of the Audited Financial Statements for the year ended October 31, 2012 provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the policy choices the Company selected and accounting policy changes required to be made under IFRS, the transition to IFRS did not have an impact on the comparative financial information for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening balance sheet at November 1, 2010. Consequently, no reconciliations have been performed.

Internal Controls over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Recent IFRS Pronouncements

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Financial Instruments: Disclosures

In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 8 of 9

Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12, Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not believe the adoption of this standard will have a significant effect on its consolidated financial statements.

Madison Minerals Inc.
Year ended October 31, 2012
Management Discussion and Analysis
Page 9 of 9

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and exploration costs of our mineral properties for the fiscal year are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at October 31, 2012 and as at the date hereof.

At October 31, 2012 and the date of this report Madison had 750,000 incentive stock options outstanding as set out in Note 7(e) to the Audited Financial Statements, exercisable at $0.25 per share for a term expiring April 14, 2013. During the fiscal year 200,000 options exercisable at $0.77 per share expired unexercised.

At October 31, 2012 and the date of this report Madison had 3,500,000 share purchase warrants outstanding as set out in Note 7(g) to the Audited Financial Statements, exercisable at prices of $0.15 or $0.16 per share for terms expiring in March and April 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 26, 2013

[We recommend that users read the Cautionary Statements below.]

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.